EXHIBIT 23.2

August 19, 2008

Board of Directors

Bonanza Goldfields Corporation

RE: Independent Registered Public Accounting Firm’s Consent

Dear Sirs:

We consent to the inclusion in the Registration Statement of Bonanza Goldfields Corporation on  Form S-1/A (Amendment No. 2) of our report dated June 30, 2008, with respect to our audit of the balance sheet of Bonanza Goldfields Corporation (the “Company”), as of June 18, 2008, and the related statements of income, stockholders’ equity (deficit) and cash flows from inception March 6, 2008 through June 18, 2008 and the period then ended, which report appears in the Prospectus, which is part of the Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

Very Truly Yours,

Tarvaran, Askelson & Company, LLP